Mail Stop 4561

June 18, 2008

Via U.S. Mail and Facsimile 610.644.4129

Mr. George J. Alburger, Jr.
Executive Vice President and Chief Financial Officer
Liberty Property Trust
500 Chesterfield Parkway
Malvern, PA 19355

> **Re: Liberty Property Trust**
> **Form 10-K for fiscal year ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 001-13130**

Dear Mr. Alburger:

    We have completed our review of the above referenced filing and have no further comments at this time.

                    Sincerely,

                    Kevin Woody
                    Accounting Branch Chief